UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-25629

(Check One):  ☐ Form 10-K     ☒ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read attached instruction before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Grand Toys International Limited

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street and Number):

Suite 1501, 15th Floor, Chinachem Golden Plaza, 77 Mody Road

City, State and Zip Code:	Tsimshatsui East, Kowloon, Hong Kong

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Grand Toys International Limited (the “Company”) is unable to file its Annual Report on Form 20-F for the Annual Period ended December 31, 2007 within the prescribed time period because, as previously disclosed, the Company is in the process of liquidating its subsidiary, Hua Yang Printing Holdings Co., Ltd. (“Hua Yang”) and has filed a winding up petition with respect to such subsidiary with the High Court of Hong Kong. Consequently, financial statements for Hua Yang are not available and BDO McCabe Lo Limited, the Company’s independent accounting firm, is unable to complete its audit of the Company’s consolidated financial statements, of which the financial statements of Hua Yang form a significant part.

The Company does not expect that its Annual Report on Form 20-F will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25 and the Company is unable to determine at this time when it will be able to file such report.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David C.W. Howell	(852)	2738-7878
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to make a reasonable estimate regarding whether there have been any significant changes in operations from the corresponding period for the last fiscal year because financial statements for Hua Yang are not available. However, Hua Yang contributed 47.1% of total net sales in the year ended December 31, 2006, so the deterioration in Hua Yang’s business that has occurred over the last 12 months can be anticipated to be significant for the Company’s results of operations for the year ended December 31, 2007.

Forward Looking Statements: This Notification of Late Filing on Form 12b-25 regarding Grand Toys International Limited contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts and may include words or phrases such as the Company “believes,” “will,” “expects,” “looks forward to,” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this report include, but are not limited to, statements regarding the filing of the Company’s Annual Report on Form 20-F.

Any or all of the forward-looking statements may turn out to be wrong. They can be affected by the judgments and estimates underlying such assumptions or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. In addition, the Company disclaims any obligation to update any forward-looking statements after the date of this report.

All of the foregoing forward-looking statements are expressly qualified by the risk factors discussed in the Company’s filings with the Securities and Exchange Commission available at www.sec.gov.

Grand Toys International Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Grand Toys International Limited

Date: June 27, 2008	By:	/s/ David C.W. Howell
Name: David C.W. Howell
Title: Chief Executive Officer